UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GLOBAL SIGNAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37944Q103 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37944Q103	13G	Page 2 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ABRAMS CAPITAL, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 5,569,986 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 5,569,986

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,569,986
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            10.9%

(All percentage ownerships reported herein are based upon 51,194,581 shares of Common Stock issued and outstanding as of December 21, 2004, as reported by the Issuer in its Registration Statement on Form S-11, filed with the Securities and Exchange Commission on December 23, 2004.)

12.	TYPE OF REPORTING PERSON* 00 - LIMITED LIABILITY COMPANY

CUSIP No. 37944Q103	13G	Page 3 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ABRAMS CAPITAL PARTNERS II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 3,929,106 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 3,929,106

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,929,106
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 37944Q103	13G	Page 4 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DAVID C. ABRAMS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 5,988,434 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 5,988,434

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,988,434
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 37944Q103	13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer:

Global Signal Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

301 North Cattlemen Road, Suite 300, Sarasota, FL 34232

ITEM 2.	(a) and (c)	Name and Domicile/Citizenship of Persons Filing:

(i) Abrams Capital, LLC, a Delaware limited liability company

(ii) David C. Abrams, a United States citizen

(iii) Abrams Capital Partners II, L.P., a Delaware limited partnership

	(b)	Each of the Reporting Persons has a business address of

222 Berkeley Street, 22nd Floor, Boston, MA 02116.

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP Number:

37944Q103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D 1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act

	(b)	☐ Bank as defined in section 3(a)(6) of the Act

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

	(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940

	(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

	(f)	☐ Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

	(g)	☐ A Parent Holding Company or control person, in accordance with Section 240.13d-1(b)(ii)(G)(Note: See Item 7)

	(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

CUSIP No. 37944Q103	13G	Page 6 of 8

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

ABRAMS CAPITAL, LLC*

	(a)	Amount Beneficially Owned: 5,569,986

	(b)	Percent of Class: 10.9%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 5,569,986

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 5,569,986

ABRAMS CAPITAL PARTNERS II, LLC

	(a)	Amount Beneficially Owned: 3,929,106

	(b)	Percent of Class: 7.7%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 3,929,106

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 3,929,106

DAVID C. ABRAMS**

	(a)	Amount Beneficially Owned: 5,988,434

	(b)	Percent of Class: 11.7%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 5,988,434

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 5,988,434

*	Shares reported for Abrams Capital, LLC include shares beneficially owned by Abrams Capital Partners II, L.P. (“Abrams II”) and other private investment partnerships, each of which Abrams Capital, LLC is the General Partner.

**	Shares reported for David C. Abrams include (i) shares beneficially owned by Abrams II and other private investment partnerships, which entities may be deemed to be controlled by Mr. Abrams, who is the Managing Member of Abrams Capital, LLC, the sole General Partner of Abrams II and such other partnerships, (ii) shares beneficially owned by a private investment corporation, which entity may be deemed to be controlled by Mr. Abrams, who is the Managing Member of the Investment Adviser to such private investment corporation, and (iii) shares beneficially owned by a private limited liability company, which entity may be deemed to be controlled by Mr. Abrams, who is the Managing Member of such entity.

CUSIP No. 37944Q103	13G	Page 7 of 8

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37944Q103	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

ABRAMS CAPITAL, LLC

By:	/s/ David C. Abrams
David C. Abrams, Managing Member

ABRAMS CAPITAL PARTNERS II, L.P.

By:	/s/ David C. Abrams
David C. Abrams, Managing Member

DAVID C. ABRAMS

By:	/s/ David C. Abrams
David C. Abrams

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 11, 2005, is by and among Abrams Capital LLC, a Delaware limited liability company, Abrams Capital Partners II, LP, a Delaware limited partnership, and David C. Abrams, an individual (all of the foregoing are collectively referred to herein as the “Abrams Entities”).

Each of the Abrams Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of common stock, par value $0.01 per share, of Global Signal Inc., a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Abrams Entities upon one week’s prior written notice or such lesser period of notice as the Abrams Entities may mutually agree.

Executed and delivered as of the date first above written.

ABRAMS CAPITAL, LLC

By:	/s/ David C. Abrams
David C. Abrams, Managing Member

ABRAMS CAPITAL PARTNERS II, L.P.

By:	/s/ David C. Abrams
David C. Abrams, Managing Member

DAVID C. ABRAMS

By:	/s/ David C. Abrams
David C. Abrams